SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             FUISZ TECHNOLOGIES LTD.
                                (Name of Issuer)


                     Common Stock, $.01 Par Value per Share
                         (Title of Class of Securities)


                                    359536109
                                 (CUSIP Number)


     Kenneth C. Cancellara, Esq.                    Roger Andrus, Esq.
     2488 Dunwin Drive                              Cahill Gordon & Reindel
     Mississauga, Ontario                           80 Pine Street
     Canada, L5L 1J9                                New York, New York  10005
     (905) 608-8008                                 (212) 701-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                         July 23, 1999 and July 25, 1999
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-7(b), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

CUSIP No.  359536109
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Biovail Corporation International.
--------- ---------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)[ ]
         (b)[ ]
--------- ---------------------------------------------------------------------
3         SEC USE ONLY
--------- ---------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------- ---------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [ ]
--------- ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada
--------- ---------------------------------------------------------------------
                                         7       SOLE VOTING POWER
               NUMBER OF                         0
                                         ------- ------------------------------
                SHARES                   8       SHARED VOTING POWER
             BENEFICIALLY                        0
                                         ------- ------------------------------
             OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON                      0
                                         ------- ------------------------------
                 WITH                    10      SHARED DISPOSITIVE POWER
                                                 0
---------------------------------------- ------- ------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          4,209,829
--------- ---------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES
                                                                     [ ]
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.2%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------


                               Page 2 of 4 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended to add the following information: Pursuant to an Option Agreement, dated as of July 13, 1999, by and between Richard C. Fuisz, M.D. ("Dr. Fuisz") and Biovail Corporation International ("Biovail") (the "Option Agreement"), Biovail acquired 3,209,829 shares (the "Option Shares") of common stock, $0.01 par value, (the "Common Stock") of Fuisz Technologies Ltd. (the "Issuer") on July 23, 1999 for an aggregate cash purchase price of $22,468,803 (the "Purchase Price"). The Option Shares were purchased by Biovail with general corporate funds. Upon exercise pursuant to the Option Agreement, the Option Shares and the Purchase Price were placed in escrow, pursuant to the Escrow Agreement.

     Pursuant to a letter of commitment from Salisbury Ltd. ("Salisbury"), dated as of July 23, 1999, (the "Salisbury Letter"), Biovail has committed to purchase 100,000 shares of Common Stock (the "Salisbury Shares") from Salisbury for an aggregate cash purchase price of $700,000. Pursuant to a letter of commitment from Westbury Ltd. ("Westbury"), dated as of July 23, 1999, (the "Westbury Letter"), Biovail has committed to purchase 900,000 shares of Common Stock (the "Westbury Shares") from Westbury for an aggregate cash purchase price of $6,300,000. Both the Salisbury Shares and the Westbury Shares will be purchased by Biovail following expiration or termination of the tender offer described in
Item 4 with general corporate funds. Biovail does not intend to consummate these transactions until after the termination or the expiration of the tender offer referred to in Item 4.

     The descriptions of the Salisbury Letter and the Westbury Letter contained in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to such letters and letters from Biovail to Salisbury and Westbury, copies of which appear as Exhibits 1, 2, 3 and 4 to this Amendment No. 1 to
Schedule 13D.

Item 4.  Purpose of Transaction

     On July 25, 1999, Biovail entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer whereby, upon consummation of the merger:
(i) the Issuer will become a subsidiary of Biovail, and Biovail will subsequently be able to determine the size and membership of the board of directors of the Issuer and the officers of the Issuer and (ii) the Common Stock of the Issuer will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934. Biovail intends to announce on July 26, 1999 a tender offer for such number of shares of Common Stock as will cause Biovail and its affiliates to beneficially own up to 49%, but, except as otherwise provided in the Merger Agreement, not less than 40% of the outstanding Common Stock of the Issuer. Biovail reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable by Biovail.

Item 5.  Interest in Securities of Issuer.

Stock Ownership of the Reporting Person.

                               Page 3 of 4 Pages

     (a) Biovail is the beneficial owner of 4,209,829, or approximately 19.2%, of the outstanding shares of Common Stock (based upon the outstanding shares of Common Stock as of July 25, 1999 as set forth in the Merger Agreement). To the best knowledge of Biovail, no other person named in Item 2 above beneficially owns any shares of Common Stock of the Issuer.

     (b) Pending distribution of the Option Shares from escrow, the closing of the purchase of the Salisbury Shares and the closing of the purchase of the Westbury Shares, Biovail has no power to vote and no authority to dispose or direct the disposition of any of the shares of Common Stock reported by this Amendment No. 1 to Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Item 3 and Item 4 above, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer to which Biovail is a party.

Item 7. Material to be Filed as Exhibits to this Amendment No. 1 to
        Schedule 13D.

Exhibit 1. Letter of Commitment, dated as of July 23, 1999, between Salisbury Ltd. and Biovail Corporation International.

Exhibit 2. Letter of Commitment, dated as of July 23, 1999, between Westbury Ltd. and Biovail Corporation International.

Exhibit 3. Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and Salisbury Ltd.

Exhibit 4. Letter of Acceptance, dated as of July 25, 1999, between Biovail Corporation International and Westbury Ltd.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 1999.


By: /s/ John Miszuk
   -------------------------------
         Name:        John Miszuk
         Title:       Vice President and Controller


                               Page 4 of 4 Pages